SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 1 Call Notice EGM 08.28.2026 AXIA ENERGIA S.A. (publicly-held company) Corporate Taxpayer Registry (CNPJ) No. 00.001.180/0001-26 CALL NOTICE Extraordinary General Meeting We hereby call the shareholders of AXIA Energia S.A. (“AXIA Energia” or “Company”) to convene in an Extraordinary General Meeting (“EGM”), to be held on August 28, 2026, at 2:00 p.m., exclusively digitally, through the digital platform “Atlas AGM” (“Digital Platform”), pursuant to Brazilian Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), to CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81”), and to the Company’s Bylaws, to resolve on the following agenda: (i) Regarding the mergers of Juno Participações e Investimentos S.A. (“Juno”) and Tijoá Participações e Investimentos S.A. (“Tijoá Energia”): a. To ratify the appointment of Taticca Auditores e Consultores Ltda. (“Taticca”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Juno (“Book Value Appraisal Report – Juno”) and the appraisal report on the book value of net equity of Tijoá Energia (“Book Value Appraisal Report – Tijoá Energia”); b. To approve the Book Value Appraisal Report – Juno; c. To approve the Book Value Appraisal Report – Tijoá Energia; d. To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Juno, which sets forth the terms and conditions of the merger of Juno into AXIA Energia (“Merger – Juno” and “Protocol and Justification – Juno”, respectively); 2 Call Notice EGM 08.28.2026 e. To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Tijoá Energia, which sets forth the terms and conditions of the merger of Tijoá Energia into AXIA Energia (“Merger – Tijoá Energia” and “Protocol and Justification – Tijoá Energia”, respectively); f. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Juno, the Merger – Juno, pursuant to the Protocol and Justification – Juno; g. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Tijoá Energia, the Merger – Tijoá Energia, pursuant to the Protocol and Justification – Tijoá Energia; and h. To authorize the Company’s management to take all actions necessary to implement the Merger – Juno and the Merger – Tijoá Energia. (ii) Regarding the merger of Retiro Baixo Energética S.A. (“Retiro Baixo”): a. To ratify the appointment of Apsis Consultoria e Avaliações Ltda. (“Apsis”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Retiro Baixo (“Book Value Appraisal Report – Retiro Baixo”); b. To approve the Book Value Appraisal Report – Retiro Baixo; c. To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of Retiro Baixo, which sets forth the terms and conditions of the merger of Retiro Baixo into AXIA Energia (“Merger – Retiro Baixo” and “Protocol and Justification – Retiro Baixo”, respectively); 3 Call Notice EGM 08.28.2026 d. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Retiro Baixo, the Merger – Retiro Baixo, pursuant to the Protocol and Justification – Retiro Baixo; and e. To authorize the Company’s management to take all actions necessary to implement the Merger – Retiro Baixo. (iii) Regarding the merger of SPE Nova Era Janapu Transmissora S.A. (“NE Janapu”): a. To ratify the appointment of Apsis as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of NE Janapu (“Book Value Appraisal Report – NE Janapu”); b. To approve the Book Value Appraisal Report – NE Janapu; c. To approve the Protocol and Justification of Merger of Companies, entered into between the officers of the Company and the officers of NE Janapu, which sets forth the terms and conditions of the merger of NE Janapu into AXIA Energia (“Merger – NE Janapu” and “Protocol and Justification – NE Janapu”, respectively); d. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – NE Janapu, the Merger – NE Janapu, pursuant to the Protocol and Justification – NE Janapu; and e. To authorize the Company’s management to take all actions necessary to implement the Merger – NE Janapu. Participation via Remote Voting Ballot (“BVD”) Under the terms of RCVM 81, within up to 4 (four) days prior to the EGM, that is, by 11:59 p.m. on August 24, 2026, shareholders may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent of the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody 4 Call Notice EGM 08.28.2026 agent which provides such service, if the shares are deposited in custody; (c) the central depositary, if it holds shares in the custody of B3; or (d) directly to the Company, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed on this date. Participation via Digital Platform The shareholders who intent to participate in the EGM, via Digital Platform, must obligatorily register on the website https://atlasagm.com/ or through the “Atlas AGM” application available on the App Store and Google Play Store (“Application”) and submit all documents required to qualify for participation or voting at the EGM (as indicated below) by 11:59 p.m. on August 26, 2026, subject to the other deadlines, conditions, and procedures set forth in the Management Proposal. Documents required for qualification: a. if a natural person: (i) a copy of an identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or (ii) in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered before the Brazilian Bar Association (OAB). b. if a legal entity: (i) updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and 5 Call Notice EGM 08.28.2026 (ii) if applicable, a power of attorney duly granted in accordance with the law and/or the shareholder’s articles of incorporation, together with the official photo identification document of the attorney-in-fact. c. if an investment fund: (i) a copy of the fund’s current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund’s voting policy; (ii) corporate documents evidencing the powers of representation (minutes of the election of officers, instrument(s) of investiture, and/or power of attorney); (iii) identification document of the legal representative(s) bearing a recent photograph and valid nationwide; and (iv) if applicable, a copy of the power of attorney granted pursuant to its constitutional documents, together with the official photo identification document of the attorney-in-fact. If a shareholder is represented by an attorney-in-fact, the attorney-in-fact must register their information on the website https://atlasagm.com/ or on the Application and, through the Digital Platform, indicate each shareholder to be represented, subject to the other deadlines, conditions, and procedures set forth in the disclosed Management Proposal. Should the documentation submitted be deemed by the Company to be insufficient, inconsistent, or non-compliant with the required conditions set forth in the Management Proposal, the shareholder must, as of the notice of rejection, supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or on the Application, by 11:59 p.m. on August 26, 2026. No additional deadline will be granted for supplementing or correcting the documentation required for enabling participation. 6 Call Notice EGM 08.28.2026 If an admitted shareholder does not receive confirmation for virtual access to the EGM up to 8 (eight) hours prior to the EGM's start time, the shareholder must contact the Company's Investor Relations department through the e-mail assembleiavirtual@axia.com.br at least 4 (four) hours prior to the start time of the EGM. Statement of Affiliation with a Shareholder Group Due to the limitation on the exercise of voting rights set forth in Articles 6 and 7 of the Company’s Bylaws, shareholders falling within the legal situations contemplated in Article 8 of the Bylaws are requested, for purposes of the timely review of the matter, to inform, at least two days prior to the date scheduled for the EGM – that is, by 11:59 p.m. on August 26, 2026 – the identification of the members of any group of shareholders, subject to the guidance and considerations set forth in the Management Proposal. Additional Information The Management Proposal, containing detailed information on the rules and procedures for remote participation and/or voting at the EGM, including additional guidance for submitting the BVD, as well as documentation relevant to the matters to be resolved at the EGM, pursuant to the Brazilian Corporations Law and RCVM 81, is available on the websites of the Company (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/). Rio de Janeiro/RJ, July 24, 2026. Vicente Falconi Campos Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.